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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                             SIGNALSOFT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   82668M 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DAVID A. HOSE
                             SIGNALSOFT CORPORATION
                              1495 CANYON BOULEVARD
                                BOULDER, CO 80302
                                 (303) 381-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MAY 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. Section 240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82668M 10 2
          -----------
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
           David A. Hose
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         United States of America
--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                     1,806,166
Units               ------------------------------------------------------------
Beneficially
Owned by            8.   Shared Voting Power                   7,550,376*
Each                ------------------------------------------------------------
Reporting
Person With         9.   Sole Dispositive Power                 1,806,166
                    ------------------------------------------------------------

                    10.  Shared Dispositive Power              7,550,376*
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         7,550,376*

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         29.8%**
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

* Includes (i) 54,750 shares owned by Mr. Hose's wife, which are not subject to the Stockholders Agreement that is the basis of this filing, and (ii) 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days.

** Based on 25,374,936 shares of Common Stock deemed outstanding as of the date hereof (including 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days).

CUSIP No. 82668M 10 2
          -----------
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     James A. Fitch
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                   1,555,367
Units               ------------------------------------------------------------
Beneficially
Owned by            8.   Shared Voting Power                 7,495,626***
Each                ------------------------------------------------------------
Reporting
Person With         9.   Sole Dispositive Power                 1,555,367
                    ------------------------------------------------------------

                    10.  Shared Dispositive Power            7,495,626***
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         7,495,626***
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         29.5%**
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

** Based on 25,374,936 shares of Common Stock deemed outstanding as of the date hereof (including 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days).

*** Includes 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days.

CUSIP No. 82668M 10 2
          -----------
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Mark H. Flolid
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         United States of America
--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                     843,939
Units               ------------------------------------------------------------
Beneficially
Owned by            8.   Shared Voting Power                 7,495,626***
Each                ------------------------------------------------------------
Reporting
Person With         9.   Sole Dispositive Power                   843,939
                    ------------------------------------------------------------

                    10.  Shared Dispositive Power            7,495,626***
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         7,495,626***
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         29.5%**
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

** Based on 25,374,936 shares of Common Stock deemed outstanding as of the date hereof (including 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days).

*** Includes 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days.

CUSIP No. 82668M 10 2
          -----------
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Charles P. Waite, Jr.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                      67,500***
Units               ------------------------------------------------------------
Beneficially
Owned by            8.   Shared Voting Power                 7,495,626***
Each                ------------------------------------------------------------
Reporting
Person With         9.   Sole Dispositive Power                 67,500***
                    ------------------------------------------------------------

                    10.  Shared Dispositive Power            7,495,626***
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         7,495,626***
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         29.5%**
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

** Based on 25,374,936 shares of Common Stock deemed outstanding as of the date hereof (including 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days).

*** Includes 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days.

CUSIP No. 82668M 10 2
          -----------
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Olympic Venture Partners III, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)............................................................[ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                   1,934,725
Units               ------------------------------------------------------------
Beneficially
Owned by            8.   Shared Voting Power                 7,495,626***
Each                ------------------------------------------------------------
Reporting
Person With         9.   Sole Dispositive Power              1,934,725
                    ------------------------------------------------------------

                    10.  Shared Dispositive Power            7,495,626***
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       7,495,626***

--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         29.5%**
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
       PN
--------------------------------------------------------------------------------

** Based on 25,374,936 shares of Common Stock deemed outstanding as of the date hereof (including 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days).

*** Includes 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days.

CUSIP No. 82668M 10 2
          -----------
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         OVP III Entrepreneurs Fund, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)............................................................[ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                      98,456
Units               ------------------------------------------------------------
Beneficially
Owned by            8.   Shared Voting Power                 7,495,626***
Each                ------------------------------------------------------------
Reporting
Person With         9.   Sole Dispositive Power                 98,456
                    ------------------------------------------------------------

                    10.  Shared Dispositive Power            7,495,626***
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         7,495,626***
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         29.5%**
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------

** Based on 25,374,936 shares of Common Stock deemed outstanding as of the date hereof (including 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days).

*** Includes 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days.

CUSIP No. 82668M 10 2
          -----------
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Olympic Venture Partners IV, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)............................................................[ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                   1,133,068
Units               ------------------------------------------------------------
Beneficially
Owned by            8.   Shared Voting Power                 7,495,626***
Each                ------------------------------------------------------------
Reporting
Person With         9.   Sole Dispositive Power              1,133,068
                    ------------------------------------------------------------

                    10.  Shared Dispositive Power            7,495,626***
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         7,495,626***
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         29.5%**
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------

** Based on 25,374,936 shares of Common Stock deemed outstanding as of the date hereof (including 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days).

*** Includes 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days.

CUSIP No. 82668M 10 2
          -----------
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         OVP IV Entrepreneurs Fund, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)............................................................[ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                      56,405
Units               ------------------------------------------------------------
Beneficially
Owned by            8.   Shared Voting Power                 7,495,626***
Each                ------------------------------------------------------------
Reporting
Person With         9.   Sole Dispositive Power                    56,405
                    ------------------------------------------------------------

                    10.  Shared Dispositive Power            7,495,626***
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         7,495,626***
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)
         29.5%**
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------

** Based on 25,374,936 shares of Common Stock deemed outstanding as of the date hereof (including 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days).

*** Includes 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days.

ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of SignalSoft Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1495 Canyon Boulevard, Boulder, Colorado 80302.


ITEM 2. IDENTITY AND BACKGROUND

         (a) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of each of David A. Hose, James A. Fitch, Mark H. Flolid, Charles P. Waite, Jr., Olympic Venture Partners III, L.P. ("OVP III"), OVP III Entrepreneurs Fund, L.P. ("EF III"), Olympic Venture Partners IV, L.P. ("OVP IV") and OVP IV Entrepreneurs Fund, L.P. ("EF IV") (collectively, the "Reporting Persons"). Each of the Reporting Persons hereby disclaims beneficial ownership of the 7,495,626 shares of Common Stock which are the subject of the Stockholders Agreement described herein, except for the number of shares of Common Stock set forth opposite such Reporting Person's name under Item 3 hereof, and the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owner of any such shares of Common Stock, except for the number of shares of Common Stock set forth opposite such Reporting Person's name under Item 3 hereof. Each of the Reporting Persons disclaims membership in any group with respect to the Stockholders Agreement.

         (b) The business address of each David A. Hose and Mark H. Flolid is SignalSoft Corporation, 5665 Flatiron Parkway, Boulder, CO 80301.

         The business address of James A. Fitch is 827 Walnut Street, Edmonds, WA 98020.

         The business address of each of Charles P. Waite, Jr., Olympic Venture Partners III, L.P., OVP III Entrepreneurs Fund, L.P., Olympic Venture Partners IV, L.P. and OVP IV Entrepreneurs Fund, L.P. is 2420 Carillon Point, Kirkland, WA 98033.

         (c) Mr. Hose is President, Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. Fitch is a consultant. Mr. Flolid is Executive Vice President of Corporate Development of the Company. Mr. Waite is a General Partner of OVP Venture Partners, a venture capital firm. Each of OVP III, EF III, OVP IV and EF IV is a venture capital firm.

         (d)-(e) None of the Reporting Persons has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Persons who are individuals are citizens of the United States. The Reporting Persons who are entities are Delaware limited partnerships.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the terms and conditions of that certain Agreement and Plan of Merger dated as of May 28, 2002 (the "Merger Agreement"), by and among Openwave Systems Inc. ("Openwave"), Sapphire Acquisition Corp. ("Purchaser") and the Company, Openwave will commence a tender offer for all of the issued and outstanding shares of the Company (the "Tender Offer"), and subsequently intends to merge Purchaser with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement. At the closing of the Tender Offer or the effective time of the Merger, as applicable, the stockholders of the Company will exchange each of their shares of common stock of the Company for $2.26 in cash. Under the Stockholders Agreement, dated as of May 28, 2002 (the "Stockholders Agreement"), by and among Openwave, Purchaser and the Reporting Persons, the Reporting Persons have agreed to tender their respective shares of Common Stock and to vote their respective shares of Common Stock in favor of the Merger. The Reporting Persons have also granted Openwave a proxy with respect to, and an option to purchase outside of the Tender Offer, their respective shares of Common Stock. The shares subject to the Stockholders Agreement are as follows:

                  Owner of Record                    Shares of Common Stock             Stock Options
                  -------------------------------------------------------------------------------------
                  David A. Hose                               1,806,166                         0
                  James A. Fitch                              1,555,367                         0
                  Mark H. Flolid                                843,939                         0
                  Charles P. Waite, Jr.                               0                    67,500
                  OVP III/EF III/OVP IV/EF IV                 3,222,654                         0
                  -------------------------------------------------------------------------------------
                  TOTAL                                       7,428,126                    67,500


         The Stockholders Agreement will terminate upon the earliest of (a) December 18, 2002, (b) six months following the termination of the Merger Agreement, if terminated pursuant to a provision under which Openwave is entitled to the termination fee described in the Merger Agreement, (c) the termination of the Merger Agreement, if terminated pursuant to any provision under which Openwave is not entitled to the termination fee described in the Merger Agreement, and (d) the effective time of the Merger. However, if Openwave has exercised its option to purchase Common Stock from any Reporting Person before the Stockholders Agreement is terminated, the Stockholders Agreement will not terminate until ten business days following the closing date specified in such notice of exercise.

         Other than with respect to the shares of Common Stock set forth opposite his or its name above, each Reporting Person possesses no rights or powers to vote, direct the voting of, dispose or direct the disposition of the 7,495,626 shares of common stock and options therefor that are the subject of the Stockholders Agreement. Each Reporting Person disclaims membership in any group with respect to the Stockholders Agreement. Each Reporting Person disclaims beneficial ownership of the 7,495,626 shares of Common Stock and options therefor subject to the Stockholders Agreement, except for the number of shares of Common Stock set forth opposite such Reporting Person's name above.


ITEM 4. PURPOSE OF TRANSACTION

         The Stockholders Agreement was entered into in connection with the Tender Offer and the Merger. The purpose of entering into the Stockholders Agreement was to facilitate the successful completion of the Tender Offer and the Merger.

         The Stockholders Agreement will terminate upon the earliest of (a) December 18, 2002, (b) six months following the termination of the Merger Agreement, if terminated pursuant to a provision under which Openwave is entitled to the termination fee described in the Merger Agreement, (c) the termination of the Merger Agreement, if terminated pursuant to any provision under which Openwave is not entitled to the termination fee described in the Merger Agreement, and (d) the effective time of the Merger. However, if Openwave has exercised its option to purchase Common Stock from any Reporting Person before the Stockholders Agreement is terminated, the Stockholders Agreement will not terminate until ten business days following the closing date specified in such notice of exercise.

         Any of the Reporting Persons may buy additional shares of Common Stock in the open market, on such terms and at such times as such Reporting Person considers desirable, subject to applicable securities law restrictions. Any decision by any Reporting Person to increase his or its position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions. The terms of the Stockholders Agreement prohibit the Reporting Persons from selling, transferring or otherwise disposing of their shares of Common Stock, except as expressly provided in the Stockholders Agreement. Except as set forth above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons disclaims membership in any group with respect to the Stockholders Agreement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of the Common Stock which each of the Reporting Persons may be deemed to beneficially own under Rule 13d-3 of the Act, and the percentage of shares of such Common Stock (based on 25,374,936 shares deemed outstanding as of the date hereof, including 67,500 shares subject to stock options granted to Mr. Waite and exercisable within 60 days), are as follows:

                  Reporting Person                   Shares of Common Stock                      Percentage
                  -----------------------------------------------------------------------------------------
                  David A. Hose                                 7,550,376                            29.8%
                  James A. Fitch                                7,495,626                            29.5%
                  Mark A. Flolid                                7,495,626                            29.5%
                  Charles P. Waite, Jr.                         7,495,626                            29.5%
                  OVP III                                       7,495,626                            29.5%
                  EF III                                        7,495,626                            29.5%
                  OVP IV                                        7,495,626                            29.5%
                  EF IV                                         7,495,626                            29.5%

         (b) The Reporting Persons possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the number of shares of Common Stock set forth opposite their names below:


                  Reporting Person                                     Shares of Common Stock
                  ---------------------------------------------------------------------------
                  David A. Hose                                                  1,806,166
                  James A. Fitch                                                 1,555,367
                  Mark A. Flolid                                                   843,939
                  Charles P. Waite, Jr.                                             67,500
                  OVP III                                                        1,934,725
                  EF III                                                            98,456
                  OVP IV                                                         1,133,068
                  EF IV                                                             56,405


         The Reporting Persons possess the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, the number of shares of Common Stock set forth opposite their names below:

                  Reporting Person                                     Shares of Common Stock
                  ---------------------------------------------------------------------------
                  David A. Hose                                                  7,550,376
                  James A. Fitch                                                 7,495,626
                  Mark A. Flolid                                                 7,495,626
                  Charles P. Waite, Jr.                                          7,495,626
                  OVP III                                                        7,495,626
                  EF III                                                         7,495,626
                  OVP IV                                                         7,495,626
                  EF IV                                                          7,495,626

         However, each of the Reporting Persons disclaims beneficial ownership of the 7,495,626 shares of Common Stock and options therefor which are subject to the Stockholders Agreement, except for the number of shares of Common Stock set forth opposite such Reporting Person's name under Item 3 hereof. Other than with respect to the rights created under the Stockholders Agreement, each of the Reporting Persons possesses no powers, rights or privileges with respect to such portion of the 7,495,626 shares of Common Stock or options therefor owned of record by the other parties to the Stockholders Agreement. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the Merger Agreement and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock or options therefor.

         (c) As described in Items 3 and 4 of this Schedule 13D, the Reporting Persons entered into the Stockholders Agreement on May 28, 2002. Additionally, Mr. Hose received a non-discretionary distribution of 144,424 shares of Common Stock from and pursuant to the terms of the David Alan Hose 2000 Trust on May 28, 2002. These transactions were consummated within the last sixty (60) days.

         (d) Other than with respect to the rights granted under the Stockholders Agreement, each of the Reporting Persons possesses no powers, rights or privileges with respect to the 7,495,626 shares of Common Stock or options therefor that are owned of record by the other parties to the Stockholders Agreement. All other powers, rights and privileges with respect to such shares remain with such other parties to the Stockholders Agreement, including the right to vote on all matters unrelated to the Merger Agreement and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Each of the Reporting Persons is a party to the Stockholders Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1. Stockholders Agreement dated as of May 28, 2002, by and among Openwave Systems Inc., Sapphire Acquisition Corp., David A. Hose, James A. Fitch, Mark H. Flolid, Charles P. Waite, Jr., Olympic Venture Partners III, L.P., OVP III Entrepreneurs Fund, L.P., Olympic Venture Partners IV, L.P. and OVP IV Entrepreneurs Fund, L.P. (Incorporated by reference to Exhibit
                  10.1 to the Company's Form 8-K filed May 30, 2002).

         2.       Joint Filing Agreement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 3, 2002                   /s/ David A. Hose
                                     -------------------------------------------
                                     David A. Hose



Date: June 3, 2002                   /s/ Mark H. Flolid
                                     -------------------------------------------
                                     Mark H. Flolid



Date: May 31, 2002                   /s/ James A. Fitch
                                     -------------------------------------------
                                     James A. Fitch



Date: June 3, 2002                   /s/ Charles P. Waite, Jr.
                                     -------------------------------------------
                                     Charles P. Waite, Jr.


Date: June 3, 2002                   OLYMPIC VENTURE PARTNERS III, L.P.
                                     By: OVMC III L.P., its General Partner


                                     By: /s/ Charles P. Waite, Jr.
                                         ---------------------------------------
                                         Name: Charles P. Waite, Jr.
                                         Title: General Partner


Date: June 3, 2002                   OVP III ENTREPRENEURS FUND, L.P.
                                     By: OVMC III L.P., its General Partner


                                     By: /s/ Charles P. Waite, Jr.
                                         ---------------------------------------
                                         Name: Charles P. Waite, Jr.
                                         Title: General Partner


Date: June 3, 2002                   OLYMPIC VENTURE PARTNERS IV, L.P.
                                     By: OVMC IV LLC, its General Partner


                                     By: /s/ Charles P. Waite, Jr.
                                         ---------------------------------------
                                         Name: Charles P. Waite, Jr.
                                         Title: Managing Member

Date: June 3, 2002                   OVP IV ENTREPRENEURS FUND, L.P.
                                     By: OVMC IV LLC, its General Partner


                                     By: /s/ Charles P. Waite, Jr.
                                         ---------------------------------------
                                         Name: Charles P. Waite, Jr.
                                         Title: Managing Member


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     DESCRIPTION
------     -----------
   1.      Stockholders Agreement dated as of May 28, 2002, by and among
           Openwave Systems Inc., Sapphire Acquisition Corp., David A. Hose,
           James A. Fitch, Mark H. Flolid, Charles P. Waite, Jr., Olympic
           Venture Partners III, L.P., OVP III Entrepreneurs Fund, L.P., Olympic
           Venture Partners IV, L.P. and OVP IV Entrepreneurs Fund, L.P.
           (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed May 30, 2002).

   2.      Joint Filing Agreement.